EXHIBIT (a)(5)(F)

Gull Holdings Extends USANA Offer to July 21, 2008

SALT LAKE CITY—(BUSINESS WIRE)—Gull Holdings, Ltd. and Unity Acquisition Corp. announced today that they have extended their offer to purchase all of the outstanding shares of USANA Health Sciences, Inc. (NASDAQ:USNA) and related withdrawal rights to midnight, New York City time, on Monday, July 21, 2008. In order to accommodate this extension, the lenders in the financing for the offer have extended their commitment from July 18, 2008 to July 25, 2008. Gull and Unity also announced that following a hearing held on Monday, July 14, 2008, the Third Judicial District Court for Salt Lake City County, Utah, issued a preliminary injunction relating to the offer, and required additional disclosures to be made by Gull and Unity and by the Special Committee of the Board of Directors of USANA relating to the offer before it may be completed. These disclosures will be included in amendments to the tender offer statement filed by the purchaser with the SEC on Schedule TO and the solicitation/recommendation statement filed by USANA on Schedule 14D-9.

The tender offer was previously set to expire at midnight New York City time on Monday, July 14, 2008. As of the previously scheduled expiration date, 2,379,294 shares (including 1,045,273 shares tendered subject to guaranteed delivery) had been tendered in and not withdrawn from the offer. These tendered shares, when taken together with the offer participants’ current holdings, constituted approximately 81% of the outstanding shares of USANA (on a fully diluted basis as described in the offer to purchase).

Important Notice

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of USANA Health Sciences, Inc. Unity Acquisition Corp. filed a tender offer statement with the SEC on June 2, 2008, as subsequently amended, and has mailed an Offer to Purchase, forms of letters of transmittal and related documents to USANA shareholders. These documents contain important information about the tender offer, and USANA shareholders are urged to carefully read those documents and any other documents relating to the tender offer that are filed with the SEC. These documents are available at no charge on the SEC’s website at www.sec.gov. Copies may also be obtained for free by directing a request to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, 1-800-207-3158.

Forward-Looking Statements

Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, the inability to complete the offer due to the failure to satisfy the conditions to the offer set forth in the Offer to Purchase.

Contact:

Gull Holdings, Ltd.

D.F. King & Co., Inc., 800-207-3158